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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART 1 - REGISTRANT INFORMATION


                              HITSGALORE.COM, INC.
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                            (Full name of Registrant)

                            10134 6TH STREET, SUITE J
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                     (Address of Principal Executive Office)

                           RANCHO CUCAMONGA, CA 91730
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                           (City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company does not anticipate having its audited financial statements and Annual Report for 1999 completed by March 30, 2000. The Company's independent certified public accountants are Pender Newkirk & Company. Pender Newkirk & Company together with Company personnel are in the process of completing the audit of the Company's 1999 financial statements.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert A. Thompson            (909)              214-2451
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    (Name)                 (Area Code)      (Telephone Number)


Have all other periodic reports required by under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify
report(s). X Yes    No
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Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 X Yes    No
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Explanation of changes:

The Registrant began operations in July 1998 and launched its web site in November 1998. On March 19, 1999, the Registrant completed a Reorganization and Merger Agreement with Systems Communications, Inc. The results of operations of the Registrant for the year ended December 31, 1999 will be substantially different from those reported for the year ended December 31, 1998. Revenues and operating income for year ended December 31, 1999 will be substantially higher from those reported in 1998. The principal reasons for the increase in revenues and operating income are (a) revenues recognized from the Company's agreement with Life Foundation Trust to develop local city editions of its web site and
(b) an increase in revenues from the Company's portal and other services. The increase in revenues from the Company's portal and other services also reflects a full year of operations in 1999 versus a partial year in 1998.



HITSGALORE.COM, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned duly authorized.

Date:   March 30, 2000

By:     /s/Robert A. Thompson
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Name:   Robert A. Thompson
Title:  Principal Accounting Officer